SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.0005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    092260504
                                 (CUSIP NUMBER)

                                JOHN L. THOMPSON
                        ST. JAMES CAPITAL PARTNERS, L.P.
                           C/O ST. JAMES CAPITAL CORP.
                          777 POST OAK BLVD., SUITE 950
                              HOUSTON, TEXAS 77056
                                 (713) 871-0799
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                DECEMBER 17, 1999
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

     CHECK THE FOLLOWING BOX IF A FEE IS BEING PAID WITH THIS STATEMENT. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO. 092260504
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|   1  |   NAME OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |   St. James Capital Corp. 76-0478200
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|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[ ]
|      |                                                          (b)[ ]
|      |
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|   3  |   SEC USE ONLY
|      |
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|   4  |   SOURCE OF FUNDS*
|      |   N/A
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|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)     [ ]
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|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |   Delaware
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                       | 7 | SOLE VOTING POWER
NUMBER OF              |   | 14,756,870
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   | 0
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   | 14,756,870
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   | 0
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|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |   14,756,870
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|  12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES *          [ ]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |   66.4%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON *
|      |   CO
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
ITEM 1. Security and Issuer.

This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 16, 1998, (the "Original Filing"), with respect to shares of the common stock, par value $.0005 per share (the "Common Stock"), of Black Warrior Wireline, Corp., a Delaware corporation ("BWWC") of 3748 Highway #45 North, Columbus, Mississippi 39701, beneficially owned by St. James Capital Partners, L.P., a Delaware partnership (the "Partnership"). This Amendment No. 1 reflects certain material changes in the information set forth in the Original Filing.

Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 2. Identity and Background.

Item 2 is hereby amended in its entirety to read as follows:

            (a)-(c) This Statement is filed by St. James Capital Corp., a Delaware corporation ("SJCC"). SJCC is the sole general partner of St. James Capital Partners, L.P., a Delaware limited partnership ("SJCP"), and SJCC's principal business is the conduct of the operations and business of SJCP. SJCP's principal business is merchant banking. The principal business offices of SJCC and SJCP is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056. The directors of SJCC are Charles Underbrink and John Thompson, and its executive officers are Charles Underbrink, CEO, and John Thompson, President. The business address of each of the executive officers and directors is 777 Post Oak Blvd., Suite 950, Houston, Texas 77056.

            (d)-(e) During the five years prior to the date hereof, none of SJCC nor, to the best of its knowledge, any executive officer or director of SJCC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect or such laws.


ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

On December 17, 1999 the anti-dilution provisions under the $2M Convertible Note and the $2.9M Convertible Note and warrants currently held by the partnership related to the issuance of both notes were triggered and increased the number of shares purchasable upon the exercise of the warrant, reduced the exercise price of the warrant to $0.75 and reduced the conversion price of both notes each to $0.75. After the anti-dilution adjustments, the Partnership has the right to acquire an additional 5,529,277 shares of Common Stock related to the warrants and up to 6,533,334 shares of Common Stock upon the conversion of the notes.

As of February 15, 2000, all accrued and unpaid interest owed to SJMB by BWWL is convertible into 1,303,259 shares of Common Stock.

Mr. Underbrink is the beneficial and record owner of 200,000 shares of the Common Stock of BWWL. In addition, Mr. Underbrink and Mr. Thompson are also beneficial owners as joint tenants in common of a $750,000 convertible promissory note (the "$750,000 Note")that is convertible into 1,000,000 shares of common stock and 3,075,000 shares of common stock upon exercise of warrants received in connection with the $750,000 Note.

Mssrs. Underbrink and Thompson each hereby disclaim beneficial ownership of all shares of the Common Stock and Warrants of BWWL held by SJCC and SJCP, and the filing of this statement of Schedule 13D shall not be construed as an admission that Mssrs. Underbrink and Thompson is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             ST. JAMES CAPITAL PARTNERS, L.P.
                             BY: ST. JAMES CAPITAL CORP.,
                                 general partner


                             FEBRUARY 16, 2000

                             JAMES H. HARRISON,
                             VICE PRESIDENT

                             ST.JAMES CAPITAL CORP.


                             FEBRUARY 16, 2000

                             JAMES H. HARRISON,
                             VICE PRESIDENT